
October 27, 2023

Stephanie Hogue
Chief Financial Officer
Mobile Infrastructure Corporation
30 W. 4th Street
Cincinnati, OH 45202

>   **Re: Mobile Infrastructure Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed October 19, 2023**
>   **File No. 333-274666**

Dear Stephanie Hogue:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 6, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-11 filed October 19, 2023

Prospectus Cover Page, page 1

1.   We note the revisions made in response to prior comment 1 relating to the registration of the resale of shares held by certain individuals that represent a majority of the common stock outstanding and that this could result in a change in control of the company. Please provide additional disclosure regarding any impact the potential change in control would have upon management and operations of the company. Please add risk factor disclosure.

Liquidity and Capital Resources, page 70

2.   We note the revisions made in response to prior comment 5 and partially reissue. We note the disclosure that your ability to fund your operations is not dependent upon receipt of cash proceeds from the exercise of the Warrant. However, we note your later disclosure of the cash on hand and the amount of debt due within one year. We also note the net losses

and negative cash flows. Please clarify this statement. Please also expand your discussion of material cash requirements to address the likelihood the company will need to seek additional capital, and discuss the effect of this offering on the company's ability to raise additional capital.

Exhibits

3. Please revise the legal opinion filed as Exhibit 5.1 to remove the sixth and seventh assumptions on page 3, as they assume material facts underlying the opinion or readily ascertainable facts. Refer to Item II.B.3.a of Staff Legal Bulletin No. 19.

 Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Hirsh M. Ament, Esq.